Exhibit 21.1

23andMe Holding Co.

Subsidiaries of the Registrant as of March 31, 2023

Name of Subsidiary	Jurisdiction of Incorporation or Organization
23andMe, Inc.	Delaware
Lemonaid Health Inc.	Delaware
Lemonaid Health Limited	United Kingdom